EXHIBIT 1.5

Exhibit 1.5

Spencer Clarke

Investment Banking

MEMBER   FINRA • SIPC

1111 Lincoln Road, Suite 500

Miami Beach, FL33139

(P) 212-446-6100 • (F) 212-446-6191

www.spencerclarke.com

November 4, 2022

This version supersedes the October 17, 2022 addendum

ZERIFY, INC

Attn: Mark L. Kay -Chief Executive Officer

1090 King Georges Post Road, Suite 603

Edison, NJ 08837

RE:	October 17, 2022 Addendum to July 7 2020 Letter Of Engagement between Spencer Clarke LLC and_Zerify, Inc

Regulation A Filed with the SEC on October 12, 2022

Upon acceptance, (indicated by your signature below), this Addendum agreement (the “Addendum”), which supersedes any other addendum, will confirm the updates, changes and modifications of the July 7, 2020 Letter of Engagement between the Placement Agent and the Company.

The following paragraph will replace Schedule A – Equity/Debt/Warrant Placement Fees

Schedule A  --   Equity/Debt/Warrant Placement Fees

             Reg A Offerings or 3(A)(10) Fees:  5% cash fee. As additional compensation for the Services, Client shall grant to Spencer Clarke five-year warrants to acquire at no cost ($0.00), with cashless exercise provisions, a number of shares or other equity equal to 3% of the aggregate amount number of shares sold by the Client.

The following paragraph will replace section 3(a) – Compensation

3. Compensation.

(a) Upon the original date of this Agreement, July 7, 2020, the Company paid Spencer Clarke a non-refundable engagement fee of $5,000. The cash fee was paid via US bank wire transfer utilizing instructions provided by Spencer Clarke and has already been applied toward a debt financing completed by Strikeforce in 2021, not any capital raised through any Regulation A offering. For clarification, Regulation A offering, there will be no Offsets. No proceeds from the Reg A offering will used to satisfy the outstanding obligations, nor are monthly advisory fees or retainer stock to be paid to Spencer Clarke LLC. The maximum and only fees that Spencer Clarke LLC can earn from the Reg A offering filed on October 12, 2022 is $250,000 (equaling 5% of the revenues if this offering is fully subscribed).

The following paragraph will be added to section 4(a) – Term of the Engagement

4. Term of the Engagement

“If, within twenty-four (24) months after the Termination of any Regulation-A Offering, if an in-direct introduction is made to the Company whereby a Financing occurs, the Placement Agent will not receive any fees associated with such financing”.

The following paragraph will replace section 4(b) – Term of the Engagement

“Subject to the 24 month limitation in section 4(a) of the engagement, the obligation to pay the compensation and expenses described in sections 2, 4, 7 and 9-18 and all of the schedules and exhibits attached, will survive any termination except with regards to Cause. If the event that the engagement is terminated for cause, the Company will not pay the Placement Agent future fees, tail fees or warrants. “Cause” means: (i) conviction by a court of competent jurisdiction, or entry of a plea of guilty or nolo contendere for a felony, or any other crime involving moral turpitude, (ii) the Placement Agents willful failure or refusal to perform their material duties or obligations under this Agreement (iii) willful misconduct or gross negligence in the performance of Placement Agents duties or obligations under this Agreement, (iv) Placement Agents habitual abuse of alcohol or use of illegal drugs or (v) Placement Agents misappropriation or embezzlement of any material property of the Company”.

Agreed to and Accepted this 4th day of November, 2022:

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For: ZERIFY, INC

By:	/S/ Mark L. Kay

Name:	Mark L. Kay

Title:	Chief Executive Officer

For: SPENCER CLARKE LLC

By:	/s/ Reid Drescher

Name:	Reid Drescher

Title:	President & CEO

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